Exhibit 99.6

SECOND SUPPLEMENTAL TRUST INDENTURE

This Second Supplemental Trust Indenture is entered into as of 12:01 a.m. MST on the 1st day of January, 2011.

AMONG:

PENN WEST ENERGY TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called “Penn West Trust”)

AND

PENN WEST PETROLEUM LTD., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the “Corporation”)

AND

CANADIAN WESTERN TRUST COMPANY, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the “Debenture Trustee”)

WITNESSETH THAT:

WHEREAS Vault Energy Trust (“Vault Trust”), Vault Energy Inc. (“VEI”) and the Debenture Trustee entered into an indenture (the “Original Indenture”) dated May 2, 2006 to provide for the creation and issuance of a first series of debentures being 7.20% convertible unsecured subordinated debentures (the “7.20% Debentures”);

AND WHEREAS pursuant to a first supplemental trust indenture (the “First Supplemental Indenture”, and together with the Original Indenture, the “Indenture”) dated as of January 10, 2008 among the Debenture Trustee, Vault Trust, Penn West Trust and Penn West Petroleum Ltd., the administrator of Penn West Trust (“Penn West”), Penn West Trust, as successor, assumed all of the rights, covenants and obligations of Vault Trust under the Original Indenture in accordance with the terms thereof;

AND WHEREAS pursuant to a plan of arrangement involving Penn West Trust, Penn West, the Corporation and certain other direct and indirect wholly owned subsidiaries of Penn West Trust (the “Arrangement”), effective as of 12:01 a.m. MST on January 1, 2011, among other things, Penn West Trust will be terminated and the assets and liabilities of Penn West Trust will be assumed by 1566577 Alberta Ltd. (“AcquisitionCo”);

AND WHEREAS pursuant to the Arrangement, effective as of 12:01 a.m. MST on January 1, 2011, AcquisitionCo, Penn West and 960347 Alberta Ltd. will amalgamate to form the Corporation and the Corporation will, pursuant to this second supplemental trust indenture (the “Second Supplemental Indenture”) assume the covenants and obligations of Penn West Trust under the Indenture in respect of the 7.20% Debentures;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture and, in addition, in this Second Supplemental Indenture and in the 7.20% Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)	“Penn West Shares” means the common shares in the capital of the Corporation; and

(b)	“Indenture” means collectively, the Original Indenture and the First Supplemental Indenture.

1.2	Amendments to Indenture

(a)	This Second Supplemental Indenture is supplemental to the Indenture and the Indenture and this Second Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the 7.20% Debentures as if all the provisions of the Indenture and this Second Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the 7.20% Debentures, except as the Indenture is amended, superceded, modified or supplemented by this Second Supplemental Indenture. Any references in the text of this Second Supplemental Indenture to section numbers, article numbers, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to the Indenture unless otherwise qualified.

(b)	As of and from the date and time hereof, the Indenture is amended by substituting the Corporation as a party to the Indenture and replacing Penn West Trust with its Successor, the Corporation.

(c)	As of and from the date and time hereof, the Indenture is amended by removing Penn West as a party to the Indenture.

(d)	References to “the Trust” in the Indenture shall be changed to refer to “the Corporation”.

(e)	References to “the Administrator on behalf of the Trust” or “the Administrator, on behalf of the Trust” shall be changed to refer to “the Corporation”.

(f)	References to “the Administrator” shall be changed to “the Corporation”.

(g)	References to “Units” or “Trust Units” or “Penn West Units” in the Indenture shall be changed to refer to “Penn West Shares”.

(h)	References to “distributions” payable in respect of the Penn West Shares shall be changed to refer to “dividends” payable in respect of the Penn West Shares.

(i)	References to “Unit Redemption Right” in the Indenture shall be changed to refer to “Share Redemption Right”.

(j)	References to “Unit Repayment Right” in the Indenture shall be changed to refer to “Share Repayment Right”.

(k)	References to unitholder or unitholders in the Indenture shall be changed to refer to shareholder or shareholders, as applicable.

(l)	Section 1.12 of the Original Indenture shall be deleted in its entirety.

(m)	Section 8.11 of the Original Indenture shall be deleted in its entirety and be replaced with the following:

“8.11 Immunity of Debenture Trustee and Others

The Debentureholders and the Debenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer or director of the Corporation or holder of shares of the Corporation or of any successor thereto, for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Debentures.”

(n)	Section 13.1 of the Original Indenture shall be deleted in its entirety and be replaced with the following:

“13.1 Notice to the Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at: 200, 207 - 9th Avenue S.W., Calgary, Alberta, T2P 1K3, Attention: Chief Financial Officer of Penn West Petroleum Ltd., or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been received on the fifth day following the mailing thereof. The Corporation may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.”

(o)	Section 16.2 of the Original Indenture shall be deleted in its entirety.

(p)	The Conversion Price in effect on the date hereof for each Penn West Share to be issued upon the conversion of 7.20% Debentures shall be equal to $75.00 such that approximately 13.3333 Penn West Shares shall be issued for each $1,000 principal amount of 7.20% Debentures so converted.

(q)	The form of certificate for the 7.20% Debenture shall be replaced with the form substantially as set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the officer or officers of the Corporation executing such 7.20% Debenture in accordance with the Indenture.

ARTICLE 2

SUCCESSOR ISSUER

2.1	Assumption of Obligations

The Corporation hereby covenants and agrees to assume and does assume all of the rights, covenants and obligations of Penn West Trust in and to the Indenture and all of the covenants and obligations of Penn West Trust under the 7.20% Debentures as and from the date and time hereof. Without limiting the generality of the foregoing, from and after the date and time hereof, the 7.20% Debentures will be valid and binding obligations of the Corporation entitling the holders thereof, as against the Corporation, to all rights of Debentureholders under the Indenture.

ARTICLE 3

ADDITIONAL MATTERS

3.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this Second Supplemental Indenture, is in all respects confirmed.

3.2	Governing Law

This Second Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.3	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Second Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Second Supplemental Indenture and carry out its provisions.

3.4	Execution by Penn West

The parties hereto acknowledge that with respect to Penn West’s execution of this Second Supplemental Indenture on behalf of Penn West Trust, Penn West is entering into this Second Supplemental Indenture solely in its capacity as administrator of Penn West Trust, and the obligations of Penn West Trust hereunder shall not be personally binding upon the administrator or any registered or beneficial holder of units of Penn West Trust, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in any manner in respect of any indebtedness, obligation or liability of Penn West Trust arising hereunder or arising in connection herewith or from the matters to which this Second Supplemental Indenture relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the “Trust Fund” (as defined in the trust indenture of Penn West Trust).

3.5	Counterparts

This Second Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

PENN WEST ENERGY TRUST, by its administrator, PENN WEST PETROLEUM LTD.

Per:	(signed) “William E. Andrew”
William E. Andrew Chief Executive Officer

PENN WEST PETROLEUM LTD.

Per:	(signed) “William E. Andrew”
William E. Andrew Chief Executive Officer

CANADIAN WESTERN TRUST COMPANY

Per:	(signed) “Deborah Pincombe”

Per:	(signed) “Scott Scobie”

SCHEDULE “A”

TO THE SECOND SUPPLEMENTAL TRUST INDENTURE AMONG

PENN WEST ENERGY TRUST, PENN WEST PETROLEUM LTD. AND CANADIAN

WESTERN TRUST COMPANY

FORM OF 7.20% DEBENTURE

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Penn West Petroleum Ltd. (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

CUSIP: 707887AB1

ISIN: CA 707887AB15

No. [•]	$[•]

PENN WEST PETROLEUM LTD.

(A corporation existing under the laws of Alberta)

7.20% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

DUE MAY 31, 2011

PENN WEST PETROLEUM LTD. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the “Original Indenture”) dated as of May 2, 2006 among Vault Energy Trust (“Vault”), Vault Energy Inc. and Canadian Western Trust Company (the “Debenture Trustee”), as amended and supplemented by the first supplemental indenture (the “First Supplemental Indenture”) dated as of January 10, 2008 whereby Penn West Energy Trust (the “Trust”), as successor, agreed to assume all of the rights, covenants and obligations of Vault under the Original Indenture, as amended and supplemented by the second supplemental indenture (the “Second Supplemental Indenture”) dated as of January 1, 2011 whereby the Corporation as successor, agreed to assume all of the rights, covenants and obligations of the Trust under the Original Indenture (together with the Original Indenture and the First Supplemental Indenture, the “Indenture”), promises to pay to the registered holder hereof on May 31, 2011 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of [• ($•)] in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Debenture Trustee in Calgary, Alberta or at the office of BNY Trust Company of Canada, the co-transfer agent of the Debenture Trustee’s affiliate, Valiant Trust Company (the “Co-transfer Agent”), in Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date on which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 7.20% per annum, in like money, in arrears in equal semi-annual instalments (less any tax required by law to be deducted) on May 31 and November 30 in each year. Should the Corporation at any time default in the payment of any principal or interest, the Corporation will pay interest on the amount in default at the same rate, in like money and on the same dates. For greater certainty, the first interest payment will include interest accrued from May 2, 2006 up to but excluding, November 30, 2006, which will be equal to $41.82 for each $1,000 principal amount of Initial Debenture (as defined below).

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of a cheque or electronic transfer of funds, as the case may be, for such interest shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Debenture.

This Debenture is one of the 7.20% Convertible Unsecured Subordinated Debentures (referred to herein as the “Initial Debenture”) of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $50,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Initial Debentures of any denomination may be exchanged for an equal aggregate principal amount of Initial Debentures in any other authorized denomination or denominations.

The whole, or if this Initial Debenture is a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Initial Debenture is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or at the office of the Co-transfer Agent in Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Penn West Shares (without adjustment for interest accrued hereon or for dividends or distributions on Penn West Shares issuable upon conversion) at a conversion price of $75.00 (the “Conversion Price”) per Penn West Share, being a rate of approximately 13.3333 Penn West Shares for each $1,000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. No Debentures may be converted during the five Business Days preceding and including May 31 and November 30 in each year, as the registrars of the Debenture Trustee will be closed during such periods. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No adjustment in the number of Penn West Shares to be issued upon conversion will be made for distributions or dividends on Penn West Shares issuable upon conversion or for interest accrued on the Initial Debentures. No fractional Penn West Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. Holders converting their Debentures will receive accrued and unpaid interest thereon. If a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the Person or Persons entitled to receive Penn West Shares in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Penn West Shares until the Business Day following such Interest Payment Date.

This Initial Debenture may be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Initial Debenture is not redeemable on or before May 31, 2009, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. Subsequent to May 31, 2009 and on or prior to May 31, 2010, the Initial Debentures may be redeemed at the option of the Corporation in whole or in part from time to time

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at a Redemption Price equal to $1,050 per Initial Debenture. In addition thereto, at the time of redemption, the Corporation shall pay to the holder accrued and unpaid interest. On or after June 1, 2010 and prior to the Maturity Date for the Initial Debentures, the Initial Debentures may be redeemed at the option of the Corporation in whole or in part from time to time at a Redemption Price equal to $1,025 per Initial Debenture and, in addition thereto, at the time of redemption, the Corporation shall pay to the holder accrued and unpaid interest. The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Penn West Shares obtained by dividing the applicable Redemption Price by 95% of the Current Market Price of the Penn West Shares. All such redemptions will be made on the terms and conditions described in the Indenture.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Initial Debentures are so repurchased (the “Purchase Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Purchase Offer, the Corporation has the right to redeem and shall redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If an Offer for all of the outstanding Debentures is made and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the Offer by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire, and the holders are required to sell, the Initial Debentures of those holders who did not accept the Offer for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Penn West Shares obtained by dividing the principal amount of this Initial Debenture to be paid for in Penn West Shares pursuant to the exercise by the Corporation of the Share Repayment Right by 95% of the Current Market Price of the Penn West Shares.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

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The Indenture contains provisions disclaiming any personal liability on the part of holders of Penn West Shares or the agents of the Corporation in respect of any obligation or claim arising out of the Indenture or this Initial Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta and at the office of the Co-transfer Agent in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

The Indenture and this Debenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF PENN WEST PETROLEUM LTD. has caused this Debenture to be signed by its authorized representatives as of the 1st day of January, 2011.

PENN WEST PETROLEUM LTD.

By:
Authorized Signatory

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DEBENTURE TRUSTEE’S CERTIFICATE

This Initial Debenture is one of the 7.20% Convertible Unsecured Subordinated Debentures due May 31, 2011 referred to in the Indenture within mentioned.

CANADIAN WESTERN TRUST COMPANY

By:
(Authorized Signing Officer)

REGISTRATION PANEL

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
[•]	[•]

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                                       whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $                     principal amount hereof*) of PENN WEST PETROLEUM LTD. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:

                                             (Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:  _________________________________________

*	If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount to be transferred (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety).

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank, major Canadian trust company or by a member of a recognized Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.	The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT “1”

TO CDS GLOBAL DEBENTURE

PENN WEST PETROLEUM LTD.

7.20% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

DUE MAY 31, 2011

Initial Principal Amount: $[—]	ISIN: CA 707887AB1

CUSIP: 707887AB15

Authorization:  ______________________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization